FusionStorm Global Inc.
8 Cedar Street, Suite 54A
Woburn, Massachusetts 01801


	May 16, 2013
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

RE:	FusionStorm Global Inc.
	Registration Statement on Form S-1
	Filed August 12, 2011
	File No. 333-176297

Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the Securities Act) FusionStorm Global Inc. (the Company) hereby requests that the Securities and Exchange Commission (the Commission) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Companys Registration Statement on Form S-1, File Number 333-176297, together with all exhibits thereto (collectively, and as amended, the Registration Statement). The Registration Statement was initially filed with the Commission on August 12, 2011.

At this time the Company has determined not to proceed with the initial publicoffering contemplated by the Registration Statement. The Registration Statementhas not been declared effective by the Commission, and the Company hereby confirmsthat no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the Order) effective as of the date hereof or at the earliest practicable date hereafter on the grounds that withdrawalof the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph a of Rule 477. Please forward a copy of the Order to the undersigned via facsimile at (781) 782-1905.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the RegistrationStatement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

If you have any questions regarding this application, please contact James L. Monroe. Thank you for your attention to this matter.

     							Sincerely,
     							FUSIONSTORM GLOBAL INC.

     							By:  /s/_James L. Monroe___
     								James L. Monroe
     								Chief Executive Officer